EXHIBIT 99.1

Re: Exploring Financing Possibilities

Ramat Gan, Israel – April 10, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company announces that its Board of Directors has decided to conduct a review of the Company's strategic alternatives and work plan for the coming years. For this purpose, the Board of Directors intends to engage a leading investment bank or leading consultants in order to examine all of the options available to the Company to enhance shareholder and debt holder value, including the exploration of potential financing alternatives.

No decision has been made to enter into any transaction at this time and there can be no assurance that the consideration of strategic alternatives will result in any transaction.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.